1-14191
                                                                        -------
                                                         Commission File Number


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K   [x] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
                  For Period Ended: December 31, 2001
                                   ------------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:   N/A

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   N/A


Part I-Registrant Information

         Full Name of Registrant:
                           Yorkshire Power Group Limited

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           Carliol House, Market Street

         City, State and Zip Code:
                           Newcastle upon Tyne, NE1 6NE
                           United Kingdom

PART II-RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III-Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Form 20-F for the year ended December 31, 2001 for the Registrant could not be filed within the prescribed period because the Registrant was unable to timely obtain certain financial information relating to its discontinued Supply Business from a third party. Such information is required in order to finalize the Registrant's financial statements and certain related disclosures that will be included in the Registrant's Form 20-F. Such inability could not have been eliminated by the Registrant without unreasonable effort or expense. Until July 31, 2001, the Registrant's Supply Business had been conducted by its subsidiary, YEG. On July 31, 2001, YEG sold the Supply Business to Npower Yorkshire Limited ("Npower"), a wholly-owned subsidiary of Innogy Holdings plc ("Innogy"). The remaining information relating to the Supply Business which is necessary to complete the Registrant's financial statements is not presently available to the Registrant or the Registrant's accountants, Deloitte & Touche, as it is in the possession of Npower and/or Innogy. Such information is expected to be made available to the Registrant and Deloitte & Touche in the near future, whereupon the Registrant and its accountants expect to be able to promptly complete and file the subject Form 20-F.

Part IV-Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

Paul J. Leighton                       (515)                      242-4099
-------------------------------------------------------------------------------
(Name)                              (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [x] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [x] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is presently estimated that the net income of the Registrant decreased by (pound) 139 million from (pound) 55 million profit in the year ended December 31, 2000 to (pound) 84 million loss in the year ended December 31, 2001. This is primarily due to the disposal of the Supply Business operation and the full year impact of the U.K. distribution price control review in the year ended December 31, 2001. See Part III above relating to the sale of the Supply Business in 2001.

                         Yorkshire Power Group Limited.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 2, 2002                                By: /s/ Patrick J. Goodman
     -------------                                    -----------------------
                                                  Name:   Patrick J. Goodman
                                                  Title:  Director
                                                  (Authorized Officer)

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001)

Yorkshire Power Group Limited
Carliol House, Market Street
Newcastle upon Tyne
United Kingdom

July 1, 2002

Dear Sirs,

         This will confirm that we are presently unable to complete our audit of the financial statements of Yorkshire Power Group Limited and its subsidiaries (the "Company") as of and for the period ended December 31, 2001 set out in the 20-F Annual Report for the year ended 31 December 2001 filed pursuant to section 13 or 15(d) of the Securities Exchange Act 1934 because we have not yet been provided with certain necessary financial information relating to the Company's discontinued electric and gas Supply Businesses (the "Supply Business").

         You have advised us that you are presently unable to provide us with such information, as it is believed to be in the possession of Npower Yorkshire Limited ("Npower"), the purchaser of the Supply Business, and/or Npower's parent, Innogy Holdings plc ("Innogy"). However, based on your on-going discus-sions with Innogy, you presently expect that Innogy and/or Npower will supply the remaining information necessary to complete our audit in the near future.

Yours faithfully,



/s/ Deloitte & Touche

Deloitte & Touche
Newcastle upon Tyne